June 5, 2008

VIA EDGAR AND FAX TRANSMISSION (202) 772-9202

Linda Cvrkel
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

     Re: Securities and Exchange Commission ("SEC") Comment Letter dated May 22, 2008 regarding Heartland Express, Inc. Form 10-K for the fiscal year ended December 31, 2007, File No. 000-15087

Dear Ms. Cvrkel:

The following is in response to the comments and requests for information in your letter dated May 22, 2008 related to our 2007 Form 10-K. We have today electronically filed with the SEC this response to your letter. A courtesy copy of the filing has been forwarded to Ms. Yu via facsimile transmission at the fax number listed above.

     1. We note from your consolidated statements of cash flows that you have presented purchases and sales of municipal bonds and other investments on a net basis in your consolidated statements of cash flows. In future filings, please revise to present purchases sales and maturities of investments on a gross basis in your consolidated statement of cash flows as required by paragraph 18 of SFAS No. 115.

          Response: We note the Staff's comment regarding gross basis of sales and maturities of investments in the consolidated statement of cash flows pursuant to paragraph 18 of SFAS No. 115. We respectfully submit that the Company has presented purchases, sales and maturities of investments on a net basis per guidance, under paragraph 13 of SFAS No. 95, which states, "Items that qualify for net reporting because their turnover is quick, their amounts are large, and their maturities are short are cash receipts and payments pertaining to (a) investments (other than cash equivalents), (b) loans receivable, and (c) debt, providing that the original maturity of the asset or liability is three months or less." The Company has determined that net presentation is more meaningful to investors as the Company's investments consist of auction rate securities which typically are bought and sold every 35 days. The Company's historical participation in auctions every 35 days equates to an annual turn-over of the Company's investment portfolio approximately 10 times annually. The Company believes that net increases and decreases to the investment portfolio and not the gross increases and decreases are more beneficial to investors based on the underlying activity of the Company's investments.

     2. We note from the disclosures provided in Notes 2 and 4 that the Company adopted SAB 108 by recording a $15.9 million cumulative adjustment to retained earnings during the year ended December 31, 2006 to record a previously unrecorded state income tax exposure liability of $11.8 million and related increase in the deferred tax liability of $4.1 million. We also note from the disclosures provided that the amount recorded pertains to potential state tax liabilities for the years 1996 through 2005 and the impact on deferred taxes for those same years. We also note from your disclosures that these errors were considered immaterial under the Company's previous method of evaluating misstatements.

          Please tell us and expand future filings to disclose the method previously utilized to evaluate misstatements prior to the adoption of SAB 108. Also, please provide us with an analysis indicating the dollar amounts of the misstatements that existed with respect to the various periods that were misstated along with managements' materiality analysis of the misstatements prior to the adoption of SAB
          108. We may have further comment upon receipt of your response.

          Response: Prior to the adoption of Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," ("SAB 108") the Company used the income statement, "rollover" approach to evaluating misstatements. In using the rollover approach, the Company quantified the misstatement based on the amount of the error originating in the current year consolidated statement of operations and thus ignoring the effect of correcting the portion of the current year consolidated balance sheet misstatement that originated in prior years. The Company will incorporate the following disclosure in the footnotes to the consolidated financial statements in future filings in which the 2006 financial statements are presented:

               "In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires an entity to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. Prior to the adoption of SAB 108 the Company quantified misstatements using the income statement approach whereby errors were quantified based on the amount of the error originating in the current year consolidated statement of operations and thus ignoring the effects of correcting the portion of the current year consolidated balance sheet misstatement that originated in prior years. SAB 108 was effective as of the beginning of the Company's 2006 fiscal year, allowing a one-time transitional cumulative effect adjustment to retained earnings as of January 1, 2006 for errors that were not previously deemed material, but are material under the guidance in SAB 108. The Company adopted the provisions of SAB No. 108 and recorded a $15.9 million cumulative adjustment to the January 1, 2006 retained earnings for a previously unrecorded state income tax exposure liability and related deferred tax liability. The amount recorded pertains to potential state income tax liabilities for the years 1996 through 2005 and the impact on deferred tax liabilities for those same years. These errors were considered immaterial under the Company's previous income statement method of evaluating misstatements."

          Management's materiality assessment

          The  Company   has  used  the   guidance  as  set  forth  in  SAB  99,
          "Materiality" in assessing the materiality by period. Quantitatively, the following table sets forth the key considerations:

Quantitative Analysis
(amounts in 000's except per share amounts)  2006          2005          2004
Net income as reported                      87,171        71,905        62,447
Weighted average shares outstanding         98,359        99,125        100,000
Earnings per share as reported               0.89          0.73          0.62
Rollover error impact                          171        (2,169)        (2,793)
Adjusted net income                         87,342        69,736         59,654
% of misstatement to amounts reported        0.2%          3.0%           4.5%
Adjusted earnings per share                  0.89          0.70           0.60

          Years prior to 2004 were deemed to be less important in our considerations as they were no longer included in our annual report on Form 10-K and given the nature of the misstatements and its relationship to earnings, would not be expected to result in a conclusion different than that reached for the years ended 2004, 2005 and 2006.

          The following tables summarize the quantitative considerations for the respective quarters (amounts in $000's except per share information). The rollover impact of the misstatement was allocated to the quarters based on pre-tax earnings for the respective quarters given the relationship to earnings:

2006
(amounts in 000's except
 per share amounts)          Q1         Q2         Q3         Q4     Fiscal Year
Net income                 19,740     24,772     23,011     19,648     87,171
Weighted average shares    98,429     98,429     98,331     98,252     98,359
EPS                         0.20       0.25       0.23       0.20       0.89
Adjusted net income        19,779     24,821     23,056     19,687     87,342
Change % of net income      0.2%       0.2%       0.2%       0.2%       0.2%
Adjusted EPS                0.20       0.25       0.23       0.20       0.89

2005
(amounts in 000's except
 per share amounts)          Q1         Q2         Q3         Q4     Fiscal Year
Net income                 15,094     17,630     17,542     21,639     71,905
Weighted average shares   100,000     99,833     98,429     98,429     99,125
EPS                         0.15       0.18       0.18       0.22       0.73
Adjusted net income        14,639     17,098     17,013     20,986     69,736
Change % of net income      3.0%       3.0%       3.0%       3.0%       3.0%
Adjusted EPS                0.15       0.17       0.17       0.21       0.70


2004
(amounts in 000's except
 per share amounts)           Q1        Q2         Q3         Q4     Fiscal Year
Net income                  13,122    15,700     17,070     16,555     62,447
Weighted average shares    100,000   100,000    100,000    100,000    100,000
EPS                          0.13      0.16       0.17       0.17       0.62
Adjusted net income         12,534    15,002     16,305     15,813     59,654
Change % of net income       4.5%      4.4%       4.5%       4.5%       4.5%
Adjusted EPS                 0.13      0.15       0.16       0.16       0.60


          The concept of materiality can not be limited only to the quantitative considerations above, and the Company considered certain, qualitative factors to be equally relevant in our consideration of materiality. Those qualitative considerations are discussed below, and represent an important part of our overall conclusion as to whether the misstatements were material to any of the periods presented. Qualitative factors considered were the following (SAB 99 qualitative guidance shown in italics):

          o Whether the misstatements mask a change in earnings or other trends. Per the analysis above, the misstatement does not change net income to net loss in any period presented, and more importantly, as this adjustment was limited to income taxes, there is no impact on operating income, expense ratios or other meaningful measures on which we would expect an investor or analysts would assess our financial results. In addition, these misstatements do not result in material adjustments to earnings per share (EPS) or the effective tax rate.
          o Whether the misstatement arises from an item capable of precise measurement or whether it arose from an estimate and, if so, the degree of imprecision inherent in the estimate. Due to the nature of the misstatements related to potential state tax liabilities for filing positions taken, the misstatement was not able to be measured with precise measurement. The liability recorded represents management's best estimate based on facts and conditions known to the Company at the time of the respective filings.
          o Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing significant role in the registrant's operations or profitability. The misstatements do not concern any particular segment as the Company operates in one segment as disclosed in the footnotes to the Company's financial statements.
          o Whether the misstatement affects the registrant's compliance with regulatory requirements or compliance with loan covenants or other contractual requirements. The Company is not aware of any such regulatory or contractual requirements and did not have any debt outstanding during the periods presented.
          o    Whether   the   misstatement   has  the   effect  of   increasing
               management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation. The Company has not had any material forms of incentive compensation for management that has been attached to or derived from operating results and therefore management compensation was not affected by the misstatement.
          o Whether the misstatement involves concealment of any unlawful transaction. The misstatement does not conceal any unlawful transaction.

          No  other   qualitative   considerations   were   identified   in  our
          consideration of materiality of the misstatements identified.

Misstatement analysis

Based on consideration of the qualitative and quantitative factors set forth above, the Company concluded that the impact of the misstatement was not material to any of the periods during the years ended December 31, 2004, 2005 or 2006 under the rollover method employed in evaluating misstatements in years prior to the adoption of SAB 108. As a result, the Company applied the provisions of SAB 108 and recorded an adjustment to 2006 opening retained earnings to reflect the liability as determined.

In connection with our response to your comments, the Company acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings;

     o Staff comments, or changes to the Company's disclosures in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your assistance in the Company's compliance with applicable disclosure requirements and enhancing the overall disclosures in the Company's filings. Should you have any questions or comments regarding the Company's responses, please call me at 319-626-3600.

                                                        Sincerely,
                                                        /s/ John P. Cosaert
                                                        -------------------
                                                        John P. Cosaert
                                                        Chief Financial Officer



cc:  Jean Yu, Securities and Exchange Commission